

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 13, 2021

Michal Wisniewski
Chief Executive Officer
Transuite.org Inc.
Al. Jerozolimskie 85 lok. 21
02-001 Warsaw, Poland

> **Re: Transuite.org Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed August 30, 2021**
> **File No. 333-255178**

Dear Mr. Wisniewski:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Registration Statement on Amendment No. 4 to Form S-1

Item 16. Exhibits, page 82

1. Your consent refers to "the review of the financial statements." Please revise to refer to the audit instead. In addition, please reference the most recent amended registration statement filed.

       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: BizFilings